JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 4, 2024

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
T-Rex 2X Long Ether Daily Target ETF
T-Rex 2X Inverse Ether Daily Target ETF

Dear Mr. Matthews:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to the Post-Effective Amendments (a “PEA”) to the registration statement of the Trust, which was filed on May 31, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of two new series of the Trust, the T-Rex 2X Long Ether Daily Target ETF and T-Rex 2X Inverse Ether Daily Target ETF (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

General Comments

•	Due to the nature of the Fund investing primarily in swaps to gain exposure to spot Ether, please be prepared to delay scheduled effectiveness until all of these issues are resolved.
•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•	Please also send via email to David Matthews, redlined or marked pages of revised disclosure.
•	The Staff notes that portions of the PEAs are incomplete. The Staff asks that any blanks or bracketed information be completed in the next set of post-effective amendments.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statements for each Fund as well as throughout.
•	Please inform the staff supplementally if the launch of one Fund is conditioned or contingent on the launch of the other Fund.
•	In the Trust’s correspondence filing, please advise the Staff when it is anticipated that the Funds will commence operations.

Response: The Trust acknowledges the points made above in the “General Comments.” With respect to the desired commencement of operations, the Trust is seeking to commence operations as soon as practicable after its registration statement becomes effective, which is expected to be on or about October 18, 2024. In light of this targeted commencement of operations date, the Trust respectfully requests that the Staff attempt to accommodate its business objective.

Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024

Prospectus

1.	Comment: The Staff notes throughout that the term Ether is capitalized in some instances and lowercase in others. Please conform to industry usage.

Response: The Trust has revised the disclosure to address the Staff’s comment.
2.	Comment: The Staff notes that the name of one of the named Reference ETPS, the ARK 21Shares Ethereum ETF, has changed its name. Please revised the disclosure to reflect the new name.

Response: The Trust has revised the disclosure to address the Staff’s comment.
3.	Comment: In the last sentence before the Fund’s investment objective, the prospectus states: “The Fund only intends to use reference assets that are traded on a U.S. regulated exchange.” The Staff notes that the Funds may also use indexes as a reference asset. Please revise this sentence to reflect that only Reference ETPs, and not indexes, trade on an exchange.

Response: The Trust has revised the disclosure to address the Staff’s comment.
4.	Comment: Please provide the completed Fee Table and example pre-effectively and confirm there will be no fee waiver or reimbursement arrangement or disclose any such arrangement in a footnote to the Fee Table.

Response: The Trust has provided the information that addresses the Staff’s comment. The Trust confirms that there will not be an expense limitation arrangement, although the Adviser will be contractually obligated to pay each Fund’s expenses, subject to certain exclusions as noted in the prospectus, and there will be no recapture capabilities. The Adviser will charge an investment advisory fee to each Fund’s Cayman subsidiary (as discussed in the response to comment 11 below), but will waive the investment advisory fee charged to the Funds to the extent necessary to avoid the duplication of fees. These arrangements are disclosed in a footnote to the Fee Table.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
5.	Comment: In supplemental correspondence, please describe how the Funds anticipate complying with Rule 18f-4, including a preliminary overview of the key elements of the derivatives risk management program and provide daily hypothetical rolling VaR calculations for each Fund for the first two calendar quarters of 2024 demonstrating how each Fund expects to be able to achieve its objective while remaining in compliance with Rule 18f-4. In responding to this comment, please confirm whether the Funds will use relative VaR identify the index expected to be used as the designated reference portfolio and discuss how such index meets the definition of a designated reference portfolio under Rule 18f-4.

Response: In accordance with Rule 18f-4, the Funds will implement a derivatives risk management program, including policies and procedures reasonably designed to manage the Funds’ derivatives risks including risk guidelines, stress testing, and backtesting.

Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. The hypothetical VaR calculations use the CME CF Ether-Dollar Reference Rate - New York Variant as a proxy for the Fund’s performance. The Fund will use the S&P Cryptocurrency BDM Ex-LargeCap Index (“SPCBXL” or “Index”) as a designated reference portfolio (“DRP”) for purposes of the relative VaR calculations. The Index is designed to track the constituents of the S&P Cryptocurrency BDM Index, excluding constituents of the S&P Cryptocurrency LargeCap Index. The Index is predominantly composed of tokens and coins operating on the Ethereum network. The Adviser’s research indicates that seven out of the top ten constituents are ERC-20 tokens, including all five in the top five. ERC-20, or Ethereum Request for Comment 20, is a technical standard for creating and implementing assets on the Ethereum blockchain.

While the exact weighting percentages for each constituent are not publicly disclosed, the Adviser’s analysis shows that the top ten tokens account for 20.4% of the total 258 constituents in the Index. The Adviser estimates that ether tokens represent approximately 40-50% of the overall Index.

The Index: (1) is not actively managed, (2) is not leveraged, and (3) was not constructed specifically for DRP purposes. In addition, the Index has historical market data available for more than 3 years.
6.	Comment: In supplemental correspondence, please describe how the Funds will value their swaps positions.

Response: The Funds will value the swap positions using prices provided by a broker-dealer.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
7.	Comment: With regard to the swap counterparties, in correspondence describe how many swap counterparties the Funds are expected to use and what percentage of fund assets and investment exposure are expected to be related to each counterparty. Describe any discussions with potential counterparties regarding: (a) swap collateral or margin requirements or (b) limits on exposure to a counterparty, a reference asset or to ether, and the impact such requirements or limits may have on the Funds’ ability to execute their strategy or on their operations. In Item 9, include disclosure of the following regarding counterparties (if applicable): (a) if exposure to any counterparty is expected to be material, identify the counterparty and file the applicable swap agreements as an exhibit; (b) if notional exposure to any counterparty is expected to exceed 20% of a Fund’s assets, disclose in the prospectus whether such counterparty is subject to Exchange Act filing and reporting requirements; (c) identify any national exchanges on which the such counterparty’s securities are listed and describe where those filings and reports can be obtained; (d) if a counterparty is a subsidiary of a public company, disclose whether the Fund will have recourse to the parent company for the obligations of the counterparty; and (e) disclose how counterparties will hedge their exposure.

Response: The Adviser initially expects to trade with at least three swap counterparties for each Fund, and is in negotiations with at least two other swap counterparties. The Funds will enter into an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”) with each swap counterparty.

In its negotiations with potential swap counterparties, the Adviser has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 40% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of the Funds’ assets will be in highly liquid investments.

The Adviser is in discussions with multiple swap counterparties and does not believe that there will be any issues with scaling the Funds’ exposure over time and does not anticipate any exposure limits to a particular counterparty will impact the Funds operationally. The Adviser has not encountered any counterparties that have indicated that there would be any limitations on their willingness to enter into swap transactions with the Funds or with respect to any reference asset or ether. In the event that the Funds encountered such a limitation with its then current counterparties, it would add additional swap counterparties.
8.	Comment: The last sentence in the penultimate paragraph under “Principal Investment Strategies” references the impact of a “fork” on ether futures contracts in which the Fund invests. The Staff’s understanding is that the Funds’ do not trade in futures contracts. Please revise or remove this reference.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
9.	Comment: The last paragraph under “Principal Investment Strategies” references an “Index” that is constructed and maintained by Bloomberg Index Services Limited and published under the Bloomberg ticker symbol “ETHEREUM”. This Index is not disclosed as a Reference Asset in the prospectus. Please correct or delete this reference.

Response: The Trust has revised the disclosure to address the Staff’s comment.
10.	Comment: If the Funds may enter into reverse repurchase agreements or similar transactions, please disclose the purpose of such transactions and add relevant risk disclosure related to the use of such instruments.

Response: The Funds do not intend to invest in any of the types of transactions described in the Staff’s comments. Accordingly, no revisions to the disclosure have been made. The Funds reserve the right to borrow money to the extent permitted by the Investment Company Act of 1940, as amended, but do not expect to do so.
11.	Comment: Regarding each Fund’s Cayman subsidiary, please confirm in correspondence that each subsidiary will be engaged in securities investment activities and be wholly owned by the respective Fund, that each subsidiary’s financial statements will be consolidated with the respective Fund or, if not, explain why it is not. Please also confirm that each subsidiary and its board will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the subsidiaries will designate an agent for service and process in the United States, and confirm each that each subsidiary’s management fee, if any, will be included in the Fund’s fee table as “other expenses.”

Response: The Trust hereby confirms that each subsidiary will be engaged in securities investment activities and will be wholly owned by the respective Fund. In addition, the financial statements of each subsidiary will be consolidated with those of the respective Fund. The Trust also confirms that each subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder, and will designate an agent for service of process in the United States. The Adviser will charge an investment advisory fee to each Fund’s Cayman subsidiary (as discussed in the response to comment 4 above), but will waive the investment advisory fee charged to the Funds to the extent necessary to avoid the duplication of fees. These arrangements are disclosed in a footnote to the Fee Table.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
12.	Comment: Under “Information about the Reference ETPs” in the prospectus, the Staff notes the disclosure that the Funds initially expect to invest in swaps primarily that provide exposure to the iShares Ethereum Trust, and there is also disclosure indicating that the Fund will use swaps based on one or more of the other named Reference ETPs once their securities start trading on the exchange. Please note that if the Funds’ performance depends materially on the performance of the securities of another issuer such as one of the spot ether ETPs, it is the Staff’s view that complete financial statements and non-financial statement disclosure regarding that issuer must be provided unless there is sufficient market interest and publicly available information regarding that issuer in which case abbreviated disclosure about the issuer and its securities may be provided. The Staff believes that sufficient market interest and publicly available information exists where the issuer of the underlying securities is eligible to use Form S-3 for a primary offering of its securities pursuant to General Instruction I.B.1. of Form S-3. The Staff notes that the Funds have provided abbreviated, albeit incomplete disclosure regarding the pending spot ether ETPs named in the registration statement. In correspondence, please advise the Staff that once the spot ether ETPs become available, the Funds will not provide concentrated exposure to any single spot ether ETP unless it meets the foregoing stated standard or unless the Funds have consulted with the Staff and are able to submit to the Staff in correspondence an argument as to why there is sufficient market interest and publicly available information regarding it. Please also revise the principal investment strategies section to clarify that the Fund will initially use as a Reference Asset either swaps based on a spot ether ETP that meets the foregoing standard or swaps based on a spot ether index in order to satisfy its investment objectives.

Response: The Trust notes that its counsel has previously discussed the Staff’s position, as conveyed in this comment, that sufficient market interest and publicly available information does not exist where a Reference ETP does not meet the conditions for filing a shelf registration statement on Form S-3 because the Reference ETP has been subject to the reporting requirements of the Securities Exchange Act of 1934 for less than one year. The Staff further cited a 1996 no-action letter issued by the Division of Corporation Finance1 for the proposition that if a Fund has 20% or more of its assets concentrated in a single Reference ETP, and the Reference ETP is not eligible for filing a shelf registration statement on Form S-3, then the Fund is required to include it its registration statement substantially all of the information that the Reference ETP would have had to include if it were making a public offering of its securities.

The Trust notes, as an initial matter, that a no-action letter issued by the Staff is not a rule or regulation of the Commission, and does not state the Commission’s views, but rather is a position of the Staff that, based on a specified set of facts and conditions, the Staff would not recommend an enforcement action to the Commission. A party’s nonconformity to the particular facts or conditions of a no-action letter does not result in the violation of a statute or rule, but simply means that the party cannot rely upon the no-action position taken by the Staff.

1 Morgan Stanley & Co., Incorporated (pub. available June 24, 1996) (the “Morgan Stanley Letter”).

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
The Morgan Stanley Letter is clearly distinguishable from the Trust’s situation. The securities involved in the Morgan Stanley Letter were exchangeable into the equity securities of the underlying issuer. The Funds are not offering an exchangeable security. The shareholders of the Funds will not receive the equity securities of the Reference ETP either mandatorily or voluntarily. Furthermore, the Reference ETPs are grantor trusts, which engage in no activities other than to create and redeem their securities and purchase and sell ether (depending upon whether the Reference ETP has net purchases or redemptions on a particular day). Each share of a Reference ETP represents a fractional undivided beneficial interest in the net assets of the Reference ETP. The Reference ETP does not exercise discretion with respect to whether to purchase or sell ether. As a result, the risks to investors in the Funds are primarily driven by the price of ether, which in turn drives the price of the Reference ETP. The Trusts have disclosed all the material risks of investing in a Fund, the returns and risks of which are driven by exposure to ether. Unlike the situation at issue in the Morgan Stanley Letter, an investment in a Fund will never result in the Fund’s shareholders owning shares or the Reference ETP (or for that matter, ether).

The Trust also notes that the Staff’s comment seems to have evolved in that the Staff’s current comment states the Staff’s belief that sufficient market interest and publicly available information does exist where the issuer of the underlying securities is eligible to use Form S-3 for a primary offering of its securities pursuant to General Instruction I.B.1. of Form S-3, but also states that the Staff would consider the Trust’s argument as to why there is sufficient market interest and publicly available information regarding a Reference ETP even if it is not eligible to use Form S-3 for a primary offering of its securities.

Each Reference ETP is not currently eligible to file a shelf registration statement on Form S-3 (except the Grayscale Ethereum Trust), but has publicly available information on its website including its prospectus, premium/discount information and net asset value and market price. Performance information for the Reference ETPs is available on the website to the extent reportable. The SEC’s EDGAR website for each Reference ETP includes its registration statement and other regulatory filings such as shareholder reports. Further, each Reference ETP has publicly available information on financial websites (such as Yahoo Finance) stating its trading volume, both daily and average trading volume, and other information such as its daily opening, bid and asking prices on the exchange on which it is traded and its current net asset value and net assets. In addition, Morningstar has provided each Reference ETP with a Morningstar Category and other information such as its performance. The Trust believes that these facts establish that there is sufficient publicly available information about each Reference ETP. Further, the Trust believes that there is sufficient market interest in each Reference ETP particularly because of its trading volume and the substantial level of assets achieved by many of the Reference ETPs in less than one quarter of operations.

The Trust also notes that the Reference ETPs are grantor trusts, which engage in no activities other than to create and redeem their securities and purchase and sell ether (depending upon whether the Reference ETP has net purchases or redemptions on a particular day). Each share of a Reference ETP represents a fractional undivided beneficial interest in the net assets of the Reference ETP. The Reference ETP does not exercise discretion with respect to whether to purchase or sell ether. As a result, the risks to investors in the Funds are primarily driven by the price of ether, which in turn drives the price of the Reference ETP. The Trusts have disclosed all the material risks of investing in a Fund, the returns and risks of which are driven by exposure to ether.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
13.	Comment: Under “Ether Risk” in the “Principal Risks” section of the prospectus, there is a reference to ether futures contracts. Please revise or delete.

Response: The Trust has revised the disclosure to address the Staff’s comment.
14.	Comment: In the second paragraph under “Ether Risk” in the “Principal Risks” section of the prospectus, please clarify that ether generally trades on trading platforms that support trading in a variety of crypto assets and that such trading platforms may be operating out of compliance with applicable regulations. Also, disclose that crypto asset trading platforms where ether is traded may become subject to enforcement actions by regulatory authorities. In this regard, please reconcile this disclosure with the disclosure provided in the ”Crypto Asset Risk” disclosure.

Response: The Trust has revised the disclosure to address the Staff’s comment.
15.	Comment: Under “Risk Factors Related to Digital Asset Platforms,” please disclose the risks or challenges posed by the emergence of other public permissionless blockchains that are similarly designed to support the development and operation of smart contracts; explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. The Staff notes that these alternative blockchains are different than the layer 2 networks that are Ethereum-based and ultimately settle to the Ethereum blockchain, which are discussed in the last two bullets in this section.

Response: The Trust has revised the disclosure to address the Staff’s comment.
16.	Comment: In the third bullet under “Risk Factors Related to the Digital Asset Platforms,” please also disclose that the code of smart contracts running on the Ethereum blockchain can be, and has been, exploited by hackers. In this regard, discuss the exploitation of the DAO smart contract in June 2016, how it was addressed, and its consequences for the blockchain including the resulting hard fork.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
17.	Comment: In the last bullet under “Risk Factors Related to Digital Asset Platforms,” please delete the sentence referring to the Lightning Network, as that is only associated with the bitcoin blockchain.

Response: The Trust has revised the disclosure to address the Staff’s comment.
18.	Comment: In the last bullet under “Risk Factors Related to Digital Asset Platforms,” please clarify that transactions executed on a Layer 2 network are only settled on the Ethereum blockchain.

Response: The Trust has revised the disclosure to address the Staff’s comment.
19.	Comment: Under “Crypto Risk” in the “Principal Risks” section of the prospectus, please revise the last sentence to remove the phrase “held by reference ETPs”, as the Reference Assets may be either a spot ether index or a Reference ETP.

Response: The Trust has revised the disclosure to address the Staff’s comment.
20.	Comment: Under “Liquidity Risk” in the “Principal Risks” section of the prospectus, in correspondence, please explain the fund’s liquidity management plan during normal and stressed market conditions. Given the inability of ETFs to close to new investors provide additional detail in disclosure as to how the Funds will manage liquidity should they become so large as to require more liquidity than the market or a Reference ETP can provide or so large that one or more swap counterparties cannot provide the desired level of exposure.

Response: The Fund does not anticipate issues in meeting redemptions because it will generally hold only cash, highly liquid short-term securities, and swaps. Based upon the Adviser’s discussions with potential swap counterparties, if the Funds’ counterparties cannot provide the desired level of exposure, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event the Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
21.	Comment: Under “ETF Risks” in the “Principal Risks” section of the prospectus, in correspondence, please address whether the Funds will be able to continue to issue and redeem creation units when there exists market, regulatory, or other issues effecting the liquidity, trading, settlement, and/or valuations of underlying Reference ETPs. In the response address how, the Fund tends to handle the impact of trading halts on a Reference ETP and how it will continue to accept orders and process redemptions of creation units. Also address in correspondence the impact of trading halts in the Reference ETPs on swap agreements and swap counterparties and describe considerations the Board and the Adviser gave to the appropriateness of the Funds’ investment strategies given the narrow market exposure and potential impact of market disruptions on the ability to issue and redeem creation units.

Response: The Adviser has informed the Trust that it believes that there is sufficient liquidity and trading markets in ETPs that provide exposure to ether. If trading in the common stock of an ETP were halted, the Adviser believes that the Funds would be able to enter into swaps based on another ETP that provides exposure to ether. Based upon the number of ETPs available as underlying ETPs and the high trading volumes and market pricing in these ETPs, which will allow for market hedging, the Adviser believes that there will be adequate demand for participation from swap counterparties.

The Adviser does not expect that trading halts in an ETP will impact the Funds’ ability to handle orders for creation units and redemptions. If trading halts occurred in multiple underlying reference ETPs such that swap counterparties’ ability to hedge their exposure might be negatively impacted, the Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the Fund’s course of action with respect to creation unit transactions. The Adviser would not anticipate any issues in meeting redemption requests in such circumstances. The Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Registrant and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser and the Trust’s Board has considered the appropriateness of the Funds’ investment strategies in light of the potential impact of market disruptions on the Funds’ ability to issue and redeem creation units and, based upon the factors described above, believes that the Funds are appropriate to offer and will satisfy market demand for these types of products.
22.	Comment: Please supplementally provide information about the Funds’ discussions with potential Authorized Participants (“AP”) including, the number of APs or other firms that have expressed legitimate interest or intent to act as an AP to the Funds, as well as the identifies of any such APs.

Response: The Adviser has informed the Trust that it believes, based upon informal discussions with APs, that there is legitimate interest or intent of various APs to support the Funds’ expected trading activity.

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Mr. David Matthews
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
October 4, 2024
23.	Comment: In correspondence, please describe discussions the Funds have had with APs and market makers regarding their ability to arbitrage the Funds’ holdings in a manner that is expected to keep the Funds’ market price in line with its net asset value. The response should discuss any instruments APs anticipate using to arbitrage and whether there will be any impact due to a broker-dealer’s inability to custody physical ether.

Response: The Adviser is of the view, based on informal discussions with APs, that APs will be able to arbitrage the Funds’ holdings with underlying Reference ETPs in a manner expected to keep the Funds’ market price in line with the Funds’ NAVs.
24.	Comment: Please supplementally explain whether there are any unique circumstances or rules from the exchange on which the Funds plan to list that will impact the Funds’ ability to pursue their investment strategies, interact with APs, or otherwise impact the Funds’ operations.

Response: The Adviser does not anticipate any circumstances or rules from the exchange on which the Funds plan to list (Cboe BZX Exchange, Inc.) that would affect the Funds’ ability to pursue their strategies, interact with APs or otherwise impact the Funds’ operations.
25.	Comment: Please remove the following statement from the prospectus. “[At the time of launch, there are no ETP’s approved by the SEC. It is anticipated that until such time as they come to market any performance will solely be based on an index.]”

Response: The Trust has revised the disclosure to address the Staff’s comment.
26.	Comment: Please noted in the prospectus that the Funds’ 80% investment policy, like the Funds’ investment objective, may not be changed without 60 days’ written notice to shareholders.

Response: The Trust has revised the disclosure to address the Staff’s comment.
27.	Comment: Under “Code of Ethics” in the Statement of Additional Information, please confirm in correspondence that in addition to transactions in spot ether ETPs and derivatives on such ETPs the Funds and the Adviser’s code of ethics apply to transactions in ether and derivatives on ether including swaps on a spot ether index.

Response: The Adviser’s Code of Ethics does not apply to transactions in ether or derivatives on spot ether ETPs (including swaps on a spot ether index), but the preclearance and reporting requirements of the Adviser’s Code of Ethics do apply to ETP products or funds that gain exposure directly or indirectly to ether or other digital assets. The Trust’s Code of Ethics currently does not specifically apply to ether, spot ether ETP products, derivatives on spot ether ETP products, or funds that gain exposure directly or indirectly to ether or other digital assets, and there are no pre-clearance requirements for these types of investments. The Trust is considering whether it is appropriate to revise its Code of Ethics to include such products.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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